UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

Commission File Number 1-4351

NOTIFICATION OF LATE FILING

(Check One):   [ ] FORM 10-K and Form 10-KSB [ ] FORM 20-F
               [ ] FORM 11-K
               [X] FORM 10-Q and Form 10-QSB [ ] FORM N-SAR

For Period Ended: September 30, 1995

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification
relates:        Not Applicable

                 Part I.  Registrant Information

Full name of registrant:           Southeastern Public Service
                                   Company
Former name if applicable:         Not Applicable
Address of principal executive
office (street and number):        2001 N.W. 107th Avenue

City, State and Zip Code:          Miami, Florida 33172


                Part II.  Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)


[   ]          (a) The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]           (c) The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The preparation of the Registrant's Quarterly Report on Form
10-Q for the quarterly period ended September 30, 1995 could not be completed by the prescribed filing date of November 14, 1995 without unreasonable effort or expense as a result of the following:

     - The Registrant is a wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Certain of Triarc's key personnel that are integral to the completion of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995 are also integral to the completion of Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 1995 for both Triarc and RC/Arby's Corporation ("RCAC"), a subsidiary of Triarc. As previously reported, in July 1993, the Board of Directors of the Registrant adopted a resolution calling for the sale or discontinuance of substantially all of the Registrant's operating businesses and assets, other than the Registrant's equity interest in certain affiliates of Triarc. As of September 30, 1995 the Registrant has completed such sales other than for the liquidation of certain related liabilities and the collection of certain proceeds from such sales. As a result, the Registrant has only a few remaining employees and the filing of the Registrant's Form 10-Q for the quarterly period ended September 30, 1995 is principally being handled by the same Triarc personnel who are also integral to the Triarc and RCAC Quarterly Reports on Form 10-Q.

     For the above-stated reason, the preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, including the condensed consolidated financial statements to be included therein, could not be completed by the prescribed filing date of November 14, 1995 without unreasonable effort or expense.


                   PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Brian L. Schorr, Esq.              212            230-3045
     (Name)                   (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [   ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       See Annex A hereto

               Southeastern Public Service Company
             ---------------------------------------
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 1995           By:  /S/ Fred H. Schaefer
                                   ----------------------
                                   Fred H. Schaefer
                                   Vice President and
                                   Chief Accounting Officer

                                                          Annex A

For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements for the quarter ended September 30, 1995 have not been completed. The Registrant, however, expects to report in its Quarterly Report on Form 10-Q a net loss of $0.7 million for the quarter ended September 30, 1995 as compared with net income of $0.7 million for the quarter ended September 30, 1994. Such decrease is primarily due to a decrease in the equity in earnings from the Registrant's 50% investment in Graniteville Company, primarily as a result of lower revenues and decreased margins due to an increase in the cost of raw materials which could not be fully passed on to customers in the form of higher selling prices. Additionally, due to the June 29, 1995 merger of the Registrant's wholly-owned subsidiary, Public Gas Company, with and into National Propane Corporation, an indirect wholly-owned subsidiary of Triarc, in exchange for a 24.8% (24.3% as of September 30, 1995) equity investment in National Propane Corporation, the Registrant will no longer report any sales or cost of sales.